FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 30, 2019

Ger. Gen. No. 47 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

  Ref.: Significant Event

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, I, duly authorized, hereby inform you of the following Significant Event: that the Extraordinary Shareholders’ Meeting of Enel Américas S.A. ("Enel Américas" or the "Company") held today, approved a capital increase of US$ 3,000,000,000 (three billion US dollars), through the issue of 18.729.788.686 new shares with the same characteristics as the existing shares. The referred to capital increase will enable Enel Brasil S.A. to pay Enel Finance International N.V. a loan taken out by the former and which replaced Enel Brasil S.A.’s bank debts linked to the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., as well as the restructuring of that company’s pension fund liabilities. The resulting improvement of the Company’s capital structure will allow it to take advantage of investment opportunities through mergers and acquisitions and minority buyouts.

This way, the Company’s capital will increase to the amount of US$ 9,763,204,424 (nine billion seven hundred sixty-three million two hundred four thousand four hundred twenty-four US dollars) divided into 76.182.430.202 ordinary registered shares all of the same series and without par value.

All the new shares will be offered pre-emptively to the shareholders in proportion to the shares that they have registered in their name in the Enel Américas shareholders’ register by midnight on the fifth business day prior to the date of the publication of the notification that initiates the pre-emptive subscription period.

In this regard, I hereby want to put on record that through the communication dated April 10, 2019, informed in the Significant Event issued on the same date, the Company’s controlling shareholder, Enel SpA, expressed its intention, subject to market conditions, to subscribe all the shares corresponding to it according to its share capital.

The shares that are not subscribed during the first pre-emptive period, and the corresponding fractions resulting from the pro-rated apportionment among the shareholders, will be offered for a period of 24 days in a second pre-emptive period only to those shareholders or third parties who have subscribed and paid shares issued pursuant to this capital increase during the first subscription period. The shares will be offered at the same price as the first pre-emptive period and proportionately to the shares that have been subscribed and paid for during the first pre-emptive subscription period.

The new shares issued pursuant to this capital increase must be entirely subscribed and paid for within one year of the date of the Extraordinary Shareholders’ Meeting. The Board of Directors of Enel Américas is authorized to refrain from the collection of the amounts upon the expiry date, in which case the capital shall be reduced, by law, to the amount effectively paid upon the expiry of the above mentioned period.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 2, 2019